Exhibit 99.184

Fire & Flower to Announce Third Quarter 2021 Financial Results

/NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO UNITED

STATES WIRE SERVICES/

TORONTO, Dec. 8, 2021 /CNW/ - Fire & Flower Holdings Corp. (“Fire & Flower” or the “Company”) (TSX: FAF) (OTCQX: FFLWF) and its wholly-owned subsidiary Hifyre™ Inc. (“Hifyre”), will release its financial and operational results for the third quarter of 2021 ended October 30, 2021 before financial markets open on December 14, 2021.

Fire & Flower’s third quarter financial and operational results will be available on SEDAR and on the Company’s website at https://fireandflower.com/investor-relations.

Following the release of the results, Fire & Flower will host a conference call with Trevor Fencott, President and Chief Executive Officer, and Judy Adam, Chief Financial Officer at 8:30 a.m. EDT on December 14, 2021. The conference call will discuss Fire & Flower’s third quarter financial and operational results.

Dial-In Information

Toll-Free (Canada): 1-833-950-0062

Toll-Free (United States): 1-844-200-6205 Access code: 621339

Webcast sign-up:

https://event.on24.com/wcc/r/3560110/0E01D852F2FC2D317AF59ACB09B578DF

Replay Information (Available until January 4, 2022)

Toll-Free (Canada): 1-226-828-7578

Toll-Free (United States): 1-866-813-9403

Replay Code: 831677

Upon completion of the live conference call, a replay of the conference call will be accessible on Fire & Flower’s website at https://fireandflower.com/investor-relations.

About Fire & Flower

Fire & Flower is a leading, technology-powered, adult-use cannabis retailer with more than 100 corporate-owned stores in its network. The Company leverages its wholly-owned technology development subsidiary, Hifyre, to continually advance its proprietary retail operations model while also providing additional independent high-margin revenue streams. Fire & Flower guides consumers through the complex world of cannabis through education-focused, best-in-class retailing while the Hifyre digital retail and analytics platform empowers retailers to optimize their connections with consumers. The Company’s leadership team combines extensive experience in the technology, cannabis and retail industries.

Through the strategic investment of Alimentation Couche-Tard Inc. (owner of Circle K convenience stores), the Company has set its sights on global expansion as new cannabis markets emerge and is poised to expand into the United States when permitted through its strategic licensing agreement with Fire & Flower U.S. Holdings upon the occurrence of certain changes to the cannabis regulatory regime.

Fire & Flower is a multi-banner cannabis retail operator that owns and operates the Fire & Flower, Friendly Stranger, Happy Dayz and Hotbox brands. Fire & Flower Holdings Corp. owns all issued and outstanding shares in Fire & Flower Inc. and Friendly Stranger Holdings Corp., licensed cannabis retailers that own and operate cannabis retail stores in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, and the Yukon territory.

To learn more about Fire & Flower, visit www.fireandflower.com.

About Hifyre

The Hifyre Digital Retail and Analytics Platform is a proprietary ecosystem of products that includes the Spark Perks member program, Hifyre ONE retail software platform and the Hifyre IQ cannabis data and analytics platform.

The Hifyre platform also supports Fire & Flower’s advanced operations and provides a competitive advantage in providing a tailored digital experience and understanding consumer behaviours in the evolving cannabis market.

To learn more about Hifyre, visit www.hifyre.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information within the meaning of applicable Canadian securities laws (“forward-looking statements”). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “project” and similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions.

Forward-looking statements are based on the opinions and estimates of management of Fire & Flower at the date the statements are made based on information then available to the Fire & Flower. Various factors and assumptions are applied in drawing conclusions or making the forecasts or projections set out in forward-looking statements. Forward-looking statements are subject to and involve a number of known and unknown, variables, risks and uncertainties, many of which are beyond the control of Fire & Flower, which may cause Fire & Flower’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Such factors, among other things, include: regulatory and other approvals or consents; fluctuations in general macroeconomic conditions; fluctuations in securities markets; the impact of the COVID-19 pandemic; the ability of the Company to successfully achieve its business objectives and political and social uncertainties.

No assurance can be given that the expectations reflected in forward-looking statements will prove to be correct. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward- looking statements and information contained in this news release. Additional information regarding risks and uncertainties relating to the Company’s business are contained under the heading “Risk Factors” in the Company’s annual information form dated April 30, 2021 and the heading “Risks and Uncertainties” in the management discussion and analysis for quarter ended July 31, 2021 filed on its issuer profile on SEDAR at www.sedar.com. The forward-looking statements contained in this new release are made as of the date of this news release, and the Company does not undertake to update any forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

SOURCE Fire & Flower Holdings Corp.

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For further information: Investor Relations, investorrelations@fireandflower.com, 1-833-680-4948; Media Relations: media@fireandflower.com, 780-784-8859

CO: Fire & Flower Holdings Corp.

CNW 07:32e 08-DEC-21